Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ELECTION AND APPOINTMENT OF DIRECTOR

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

This notice is supplemental to the notice of PetroChina Company Limited (the “Company”) dated 4 April 2014 (the “Notice”), which sets out the time and venue of the Company’s annual general meeting of 2013 (the “AGM”) and contains the resolutions to be tabled before the AGM for the approval of the Company’s shareholders. Unless otherwise indicated, the capitalized terms used in this supplemental notice shall have the same meaning as those defined in the circular of the AGM of the Company dated 4 April 2014.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that according to the Articles of Association, when the Company convenes a shareholders’ annual general meeting, shareholder(s) holding 3% or more of the total voting shares of the Company shall have the right to propose interim motions in writing. China National Petroleum Corporation, the controlling shareholder of the Company, submitted its interim motion to the Board on 28 April 2014 on the nomination of Lin Boqiang as candidate for the election of independent non-executive director of the Company. Pursuant to applicable laws, regulations and the Articles of Association, such interim motion will be proposed at the AGM for shareholders’ consideration. The AGM will be held, as originally scheduled at 9 a.m. on 22 May 2014 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider and, if thought fit, pass the following ordinary resolution, in addition to the resolutions set out in the Notice, as resolution number 7(j):

ORDINARY RESOLUTION

7.	(j) To consider and approve the election of Mr Lin Boqiang as independent non-executive Director of the Company.

The term of office of the Director, if elected, will be three years, which will commence on 22 May 2014 and expire on the date of the 2016 annual general meeting of the Company to be held in 2017. The Director’ emoluments will be fixed by the Board pursuant to the authority granted by the Shareholders at the AGM by reference to the Director’ duties, responsibilities and performance and the results of the Group.

As required under Rule 13.51(2) of the Listing Rules, the biographical details of Mr Lin Boqiang who will stand for election of Director at the AGM are set out below to enable the Shareholders to make an informed decision on the election.

Lin Boqiang, aged 56, has a Ph.D in economics from the University of California at Santa Barbara, United States of America. Mr Lin was the principal economist (energy) of Asian Development Bank and is currently the associate dean of Newhuadu Business School, dean of China Institute for Studies in Energy Policy of Xiamen University, director of 2011 Collaborative Innovation Centre for Energy Economics and Energy Policy, director for China Centre for Energy Economics Research and a doctoral tutor at Xiamen University. Mr Lin is a “Changjiang Scholar” distinguished professor of the Ministry of Education in 2008. His current research interest is energy economics and energy policy. Mr Lin is currently a member of the National Energy Consultation Committee under the National Energy Commission, a member of the Energy Price Consultation Committee under the National Development and Reform Commission, special analyst for China Xinhua News Agency, a guest commentator of China National Radio, a vice chairman of China Energy Society, and a national “key expert for introduction” in China. Internationally, Mr Lin is a member of the Energy Partnership Advisory and a vice chairman of the Global Agenda Council on energy security of the World Economic Forum based in Davos, Switzerland.

Save as disclosed above, as at the date of this supplemental notice, Mr Lin (i) has not held any directorship in any other listed companies in the past three years; (ii) has no relationship with any other Director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company; and (iii) has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information on Mr Lin that needs to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

Save as disclosed above, no change has been made as to information set out in the Notice.

The Company will endeavor to find another suitable candidate for independent non-executive Director as soon as practicable for election by the Shareholders at the next extraordinary general meeting of the Company.

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

29 April 2014

Notes:

1.	A supplemental form of proxy in respect of the ordinary resolution mentioned above is enclosed with this supplemental notice.

2.	Shareholders are entitled to appoint one or more proxies to attend the AGM, but only one of the proxies can be designated to vote at the AGM. If the proxy being appointed to attend the AGM under the supplemental form of proxy is different from the proxy appointed under the original form of proxy and both proxies attend the AGM, the proxy validly appointed under the original form of proxy shall be entitled to vote as a proxy at the AGM.

3.	Please refer to the Notice for details in respect of other resolutions to be passed at the AGM, eligibility for attending the AGM, proxy form, registration procedures, closure of register of members and other relevant matters in relation to the AGM.

As at the date of this notice, the board of directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.